Exhibit 99.1

For release on Thursday May 16, 2019 at 1:00pm US Eastern Time

Borqs Technologies Receives Strategic Investment

From Tongnan Economic Development Zone of Chongqing City

Beijing, China, Thursday May 16, 2019 (GLOBE NEWSWIRE) -- Borqs Technologies, Inc. (Nasdaq: BRQS) (the “Company”), a global provider of embedded software and products for the Internet of Things (IoT), today reported that the Company has completed a financing transaction via the private sale of ordinary shares to the Chongqing City Youtong Equity Investment Fund, LLP (“Chongqing Youtong”) by which Chongqing Youtong will own approximately 9.9% of the Company’s outstanding shares as a result.

The transaction involves the sale of 3,734,283 shares at the fixed price of US$3.713 per share for a total of US$13,865,393. Of the total transaction, 75% which equals 2,800,712 shares for US$10,399,045 was completed as of May 16, 2019 (the “First Closing”). The remainder 25% which equals 933,571 shares valued at $3,466,348 will be issued in exchange for other assets of Chongqing Youtong to be valuated and completed six months after the First Closing. The shares will be unregistered and subject to lock up provisions for one year.

The Company intends to set up a R&D center in Chongqing in the near term which will also serve as Borqs’ China head office, and may establish manufacturing facilities in the future. The Beijing office will also be active for servicing current clients. The strategy of the economic development zone is to assist technology designers and manufacturers such as Borqs to enhance the contribution to the area’s GDP growth and employment. The Company’s operations within the area will also enjoy government supported manufacturing supply chain financial assistance, favorable equipment leasing programs and local tax incentives. The several economic development zones of Chongqing City are the key manufacturing centers for many of the world’s renowned electronics name brands.

About Borqs Technologies, Inc.

Borqs Technologies is a leading provider of software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. The Company designs, develops and provides turnkey solutions across device form factors such as smartphones, tablets, smartwatches, trackers, automotive IVI, and vertical application devices (for restaurants, payments etc.).  For more information, please visit the Company’s website (www.borqs.com).

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “anticipates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements may include, without limitation, statements regarding the plans and objectives of management for future operations, projections of income or loss or other financial items, or our future financial performance, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including, without limitation, market acceptance of our products and services, competition from existing products or new products that may emerge, the implementation of our business model and strategic plans for our business and our products, estimates of our future revenue, expenses, capital requirements and our need for financing, our financial performance, and current and future government regulations, developments relating to our competitors, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. There are also risks involving the Company’s ability to successfully relocate operations to Chongqing and realize the benefits of the Chongqing Youtong investment. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou
Investor Relations Sr. Manager
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com